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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Partners Financial Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Low Country Blvd. #204
(No. and Street)

Mt. Pleasant	SC	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. #120	Tarzana	Ca	91356
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cassandra Woodward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Partners Financial Services, LLC, as of Dec 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SUSAN LISETTE MORENO
Notary Public - California
Kern County
Commission # 2259731
My Comm. Expires Oct 18, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Partners Financial Services
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	99,201
Deposits with clearing organizations		50,000
Accounts receivable		393,044
Due from related parties		353,170
Property and equipment, net of accumulated depreciation of $48,533		-
Other assets		79,496
Total assets	$	974,911
Liabilities and Members' Equity		
Liabilities		
Accounts payable		141,209
Commissions payable		204,728
Total liabilities		345,937
Member's equity		628,974
Total liabilities and member's equity	$	974,911

The accompanying notes are an integral part of these financial statements

Liberty Partners Financial Services
Statement of Income
For the Year Ended December 31, 2019

Revenues	
Commissions	$ 3,453,943
Mutual Funds	423,244
12b-1 Fees	357,227
Rep income	580,026
Other income	211,191
Total revenues	5,025,631
Expenses	
Clearing charges	116,860
Commissions	3,256,621
Technology	102,532
Dues and subscriptions	5,737
Wages and benefits	499,555
Insurance	66,533
Occupancy	38,222
Professional fees	229,539
Travel and meals	83,810
Other	187,032
Total operating expenses	4,586,441
Net income	$ 439,190

The accompanying notes are an integral part of these financial statements

Liberty Partners Financial Services
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities		
Net income	$	439,190
Increase in assets		
Accounts receivable		(226,202)
Due from related party		(272,841)
Other assets		(73,213)
Increase (decrease) in liabilities:		
Accounts payable		67,452
Commission payable		84,678
Due to clearing		(7,826)
Net cash provided by operating activities		11,238
Net increase in cash		11,238
Cash, beginning of year		87,963
Cash, end of year	$	99,201
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

The accompanying notes are an integral part of these financial statements

Liberty Partners Financial Services
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Member's equity - January 1, 2019	$ 189,784
Net income	439,190
Member's equity - December 31, 2019	$ 628,974

The accompanying notes are an integral part of these financial statements

Liberty Partners Financial Services
Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2019

Net Capital

Total member's equity	$	628,974
Non-allowable assets, deductions and/or charges		
Accounts receivable		44,893
Due from related parties		353,170
Other assets		79,496
Total non-allowable assets, deductions and/or charges		477,559
Net capital under SEC Rule 15c3-1	$	151,415
Aggregate indebtedness		
Accounts payable		141,209
Commissions payable		204,728
Total aggregate indebtdeness	$	345,937
Compuation of net capital requirement		
Minimum net capital requirement (the greater of $5,000 or 6 2/3% aggregated indebtedness)	$	23,062
Net capital in excess of minimum requirement	$	128,353
Ratio of aggregate indebtedness to net capital		2.28 to 1

Differences between audit and focus filed as of December 31, 2019 consist of adjustments made to related party balances, other assets and accounts payable.

Liberty Partners Financial Services, LLC

December 31, 2019

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to Rule 15c3-3 (k)(1) and (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) and (k)(2)(ii) exemptive provision.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Liberty Partners Financial Services, LLC, (the "Company"), (registered in AK, AL, AR, AZ, CA, CO, CT, OC, DE, FL, GA, HI, IA, ID, IL, IN, KS, KY, LA, MA, MD, ME, MI, MN, MO, MS, MT, NC, ND, NE, NH, NJ, NM, NV, NY, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VA, VT, WA, WI, WV, and WY) was formed in 2002 under the laws of California as a Limited Liability Corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in broker-dealer retailing corporate securities over the counter, selling corporate debt securities, mutual fund retailer, United States government securities broker, selling variable life insurance or annuities, options, municipals securities, and conduct securities business with retail clients. The Company does not hold customer fund s or safeguard customer securities. The company went through an ownership change on April 13, 2016 via an asset sale.

Fair value of financial instruments:

The reported amounts of cash, receivables and liabilities approximate fair value due to the short-term maturity of these instruments.

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight line method aver a useful life of five (5) and seven (7) years depending on the type of asset.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Note 2: ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction and are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. Commissions also include any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income: This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40Act companies.

C. Contract Balances and transaction price allocated to remaining performance obligations
Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (Rule I 5c3-I) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but as of December 31, 2019 the Company's net capital of $163,551 exceeded the minimum net capital requirement by $140,489 and the Company's ratio of aggregate indebtedness of $345,937 to net capital was 2.12 to 1, which is less than 15:1 ceiling required.

Note 4: PROPERTY AND EQUIPMENT

At December 31, 2019 fixed assets consists of the following:

Property and equipment	$	48,533
Less: accumlated depreciation		(48,533)
	$	-

There was no depreciation expense during the year ended December 31, 2019, as all property and equipment is fully depreciated.

Note 5: LEASE OBLIGATIONS

The Company leases office space in Bakersfield, CA on a month-to-month basis for $1,600 per month.

The Company leases office space in Charleston, SC on a month-to-month basis for $1,400 per month.

Rent expense for year ended in December 31, 2019 was $24,400.

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to the Company because the operating lease for the Company's office space expires is on a month to month basis.

Note 6: INCOME TAXES

The Company is organized as a limited liability company and the members are liable for their proportionate share of the Company's taxable income. Therefore, no provision for income taxes is reflected in these financial statements. The Company files a federal income tax return. Management has determined that the Company has no uncertain tax positions. The Company is no longer subject to tax examinations for years before 2016.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company, in the course of its normal operation, is subject to investigations, claims and lawsuits. In management's opinion, any such outstanding matters of which the Company has knowledge have been reflected in the financial statements or would not have a material adverse effect on the Company's

financial position and results of operations.

Note 8: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company earned $105,000 from related parties under shared expense agreements. Amounts due from these related parties related to these shared expense agreements $60,795 as of December 31, 2019. Additional amounts due from the parent Company totaled $292,375. Total amounts due from related parties as of December 31, 2019 were $353,170.

Note 9: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 21, 2020 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Assertions Regarding Exemption Provisions

We as members of management of Liberty Partners Financial Services ("the Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC and the broker or dealer's designated examining authority (IDEA)). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon review of the assertions provided by the broker or dealer. Pursuant to that requirement the manager of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve portions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 Paragraph (k)(1) and (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January, 2019 through December 31, 2019.

Liberty Partners Financial Services, LLC

By:

____

Cassandra Woodward, CFO

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of Liberty Partners Financial Services, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Liberty Partners Financial Services, LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Partners Financial Services, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Liberty Partners Financial Services, LLC's management. My responsibility is to express an opinion on Liberty Partners Financial Services, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Liberty Partners Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Liberty Partners Financial Services, LLC's auditor since 2017.
Tarzana, California
February 21, 2020

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Liberty Partners Financial Services, LLC
Mt. Pleasant, South Carolina

I have reviewed management's statements, included in the accompanying Liberty Partners Financial Services, LLC, Exemption Report in which (1) Liberty Partners Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liberty Partners Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provision") and 2 Liberty Partners Financial Services, LLC stated that Liberty Partners Financial Services, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Liberty Partners Financial Services, LLC 's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Liberty Partners Financial Services, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2020

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Liberty Partners Financial Services, LLC
Mt. Pleasant, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Liberty Partners Financial Services, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Liberty Partners Financial Services, LLC (the "Company") for the year ended December 31, 2019, solely to assist you and SIPC in evaluating Liberty Partners Financial Services, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-6635 FINRA DEC
Liberty Partners Financial Services, LLC
825 Low Country Blvd. #204
Mt. Pleasant SC 29464

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Casie Woodward 661-434-0542

WORKING COPY

2. A. General Assessment (item 2e from page 2) $2430

B. Less payment made with SIPC-6 filed (**exclude interest**) (935)

Date Paid ______

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $1495

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $1495

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Parnters Financial Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3 day of Feb, 20 20.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4998372
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2419138
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	116860
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rep fees, Confrence Sponsorship, and other income (Deductions in excess of $100,000 require documentation)	792304
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $50362	
Enter the greater of line (i) or (ii)	50362
Total deductions	3378664
2d. SIPC Net Operating Revenues	$1619708
2e. General Assessment @ .0015	$2430

(to page 1, line 2.A.)